UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number:

SIYATA MOBILE INC.

(Translation of registrant’s name into English)

1001 Lenoir St Suite A-414

Montreal, QC H4C 2Z6

514-500-1181

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SUBMITTED HEREWITH

99.1	Underwriting Agreement, dated as of September 25, 2020, by and among the Company and Maxim Group, LLC.
99.2	Press release dated September 1, 2020.
99.3	Press release dated September 1, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIYATA MOBILE INC.

Date: September 30, 2020	By:	/s/ Marc Seelenfreund
Name: Marc Seelenfreund
Title: Chief Executive Officer

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